November 8, 2013

Via EDGAR and E-mail

Max A. Webb

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:                           Pershing Gold Corporation (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed October 29, 2103

File No. 000-054710

Dear Mr. Webb:

The Company is in receipt of the comment letter dated November 4, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  In connection therewith, the Company has filed via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “First Amended Proxy Statement”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.  For the Staff’s convenience, we have included with this letter, a “clean” copy of the First Amended Proxy Statement filed with the Commission on November 8, 2013 and a “redlined” copy of the First Amended Proxy Statement showing all changes to the filing since the filing of the Proxy Statement with hand marks showing which changes correspond to which of the Staff’s comments in the Comment Letter.

RESPONSES TO SEC COMMENTS

Proposal No. 4 – Approval to Effect Reverse Stock Split of Common Stock

Effect of the Reverse Stock Split, page 10

1.                                      Please remove the statement in the second paragraph of this section on page 10 that common stock issued pursuant to the reverse stock split would remain “fully paid and non-assessable” as this is a legal opinion that you are not qualified to make.

Response:  The Company has revised the disclosure as requested.  Please see page 9 of the First Amended Proxy Statement.

2.                                      Please disclose here that, if a reverse stock split occurs, you may not implement a reduction in authorized common stock or you may not implement a proportionate reduction in authorized common stock which would give you the authority to issue a greater number of shares of common stock than prior to the reverse split. Refer to page 13. In addition, please disclose here, if true, that no further shareholder approval would be required to issue such additional shares, that any such additional authorized shares could have an anti-takeover effect, that the issuance of such additional authorized shares may have a dilutive effect on the existing shareholders and, if true, that you have no current plans, agreements, arrangements or understandings for the issuance of any such additional shares. Similarly, please disclose on page 13 in Proposal 5 that if the authorized shares are not reduced in proportion to the reverse stock split, the resulting additional shares could have an anti-takeover effect and result in dilution for the existing shareholders.

Response:  The Company has amended Proposal No. 5 to the effect that, if Proposal No. 4 and Proposal No. 5 are approved and a reverse stock split is effected, the Board of Directors will take action to reduce the Company’s authorized common stock to a lower number between 100,000,000 to 250,000,000 shares.  As a result, the revised disclosure does not include a statement to the effect that the Company may not implement a reduction in the authorized stock.  With this exception, the Company has revised the disclosure as requested.  Please see pages 9 and 12 of the First Amended Proxy Statement.

Certain Federal Income Tax Consequences of the Reverse Stock Split, page 12

3.                                      Please clarify that this section discloses the material federal income tax consequences of the reverse stock split by removing the word “certain.”

Response:  The Company has revised the disclosure as requested.  Please see pages 10-11 of the First Amended Proxy Statement.

4.                                      Please remove the statements that “this discussion is for general information only” and that each stockholder should consult his, her or its own tax advisor concerning the particular U.S. Federal Tax consequences of the reverse stock split” as stockholders are entitled to rely on the disclosure in this section.

Response:  The Company has revised the disclosure as requested.  Please see page 11 of the First Amended Proxy Statement.

Executive Compensation, page 18

Summary Compensation Table, page 18

5.                                      With respect to the stock awards reported in the stock awards and option awards columns, please revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis section. Refer to Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Please also similarly revise the Director Compensation table on page 16. Refer to Instruction to Item 402(r).

Response:  The Company has revised the disclosure as requested.  Please see pages 14 and 17 of the First Amended Proxy Statement.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 974-7248.

Sincerely,

/s/ Stephen Alfers

Stephen Alfers,
Chief Executive Officer and President

cc:                                Deborah J. Friedman, Davis Graham & Stubbs LLP

ENCLOSURES